The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 28, 2017

Citigroup Global Markets Holdings Inc.	November-----, 2017 Medium-Term Senior Notes, Series N Pricing Supplement No. 2017-USNCH0864 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-216372 and 333-216372-01

Inflation Linked Notes Due December    , 2047

•	The notes do not offer regular interest payments. Instead, the notes offer the potential for inflation coupon payments on the inflation coupon dates specified below if, and only if, the annualized rate of inflation from the applicable base CPI level to the applicable ending CPI level exceeds the applicable strike inflation rate, each as specified below. Unless the inflation rate increases significantly from its current level, the notes will not pay any coupon over their 30-year term. The notes are designed for investors who are willing to accept the risk of receiving no coupon payments over the entire term of a 30-year investment in exchange for the potential to receive the inflation coupon payments described in this pricing supplement.

•	The notes are senior unsecured debt obligations of Citigroup Global Markets Holdings Inc. and are guaranteed by Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per note
Pricing date:	November , 2017
Issue date:	December , 2017. See “Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for additional information.
Maturity date:	December , 2047. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No interest will accrue as a result of delayed payment.
Payment at maturity:	$1,000 per note
Inflation coupon payments:

On each inflation coupon date, for each $1,000 stated principal amount note, we will pay an inflation coupon payment calculated as follows (if, and only if, such amount is positive):

$1,000 × leverage × [(ending CPI level / base CPI level) - (1 + strike inflation rate)^tenor]

In no event will any inflation coupon payment be less than zero. The inflation coupon dates and the leverage, base CPI level, strike inflation rate and tenor with respect to each inflation coupon date are specified under “Inflation Coupon Payments” on the next page.

The notes do not provide for regular interest payments. Unless the inflation rate increases significantly from its current level, you will not receive any coupon payments over the 30-year term of the notes.

Ending CPI level:	With respect to any inflation coupon date, the CPI level for the month occurring three months prior to the month in which such inflation coupon date occurs.
CPI level:	For any month, the level of the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA”, as more fully described under “Determination of the Level of the Consumer Price Index” in this pricing supplement.
CUSIP / ISIN:	17324CPM2 / US17324CPM28
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000.00	$—	$1,000.00
Total:	$	$—	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be between $955.00 and $995.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus, which may be accessed via the hyperlink below.

Prospectus Supplement and Prospectus each dated April 7, 2017

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

Inflation Coupon Payments

On each inflation coupon date specified in the table below, we will pay an inflation coupon payment if, and only if, the annualized rate of inflation from the base CPI level for such inflation coupon date to the ending CPI level for such inflation coupon date exceeds the strike inflation rate for such inflation coupon date specified in the table below. The amount of the inflation coupon payment payable on a particular inflation coupon date, if any, will be calculated pursuant to the formula set forth on the cover page of this pricing supplement and will take into account the leverage, base CPI level, strike inflation rate and tenor set forth with respect to such inflation coupon date in the table below.

The base CPI level for each inflation coupon date was the CPI level during a particular month in 2014, specified in the table below as the “base CPI month”. The columns shaded in gray in the table below indicate, for each inflation coupon date, (i) the annualized inflation that has occurred from the applicable base CPI level to date (based on the CPI level for October 2017, the most recent month for which the CPI level has been published) and (ii) the annualized inflation rate that must be achieved from the October 2017 CPI level to the ending CPI level in order for the annualized inflation rate from the base CPI level to the ending CPI level to equal the strike inflation rate. We refer to the rate described in clause (ii) as the “current effective strike”. For each inflation coupon date, the annualized inflation rate to date is significantly below the strike inflation rate, and therefore the related current effective strike is significantly above the strike inflation rate. If the annualized inflation rate experienced from the October 2017 CPI level to the applicable ending CPI level does not exceed the current effective strike for a given inflation coupon date, the annualized inflation rate from the applicable base CPI level to the applicable ending CPI level will not exceed the strike inflation rate, and you will not receive any inflation coupon payment for that inflation coupon date. Unless the inflation rate increases significantly from its current level, you will not receive any inflation coupon payment over the 30-year term of the notes.

Inflation Coupon Date*	Leverage**	Base CPI Level	Base CPI Month	Strike Inflation Rate	Tenor	Annualized Inflation Rate to Date	Current Effective Strike
May 14, 2019	72.115385	234.781	February 2014	4.00%	5	1.56%	11.02%
May 16, 2019	115.384615	234.781	February 2014	5.00%	5	1.56%	15.08%
May 22, 2019	43.269231	234.781	February 2014	3.00%	5	1.56%	7.07%
June 4, 2019	81.730769	236.293	March 2014	3.00%	5	1.60%	6.64%
June 6, 2019	76.923077	236.293	March 2014	3.00%	5	1.60%	6.64%
July 31, 2019	80.567308	237.072	April 2014	3.00%	5	1.53%	6.52%
July 31, 2019	480.115385	237.072	April 2014	3.00%	5	1.53%	6.52%
July 31, 2019	1083.548077	237.072	April 2014	3.00%	5	1.53%	6.52%
February 26, 2020	96.153846	236.151	November 2014	2.00%	5	1.25%	3.05%
July 30, 2024	47.115385	237.072	April 2014	4.00%	10	1.53%	5.36%
July 30, 2024	280.769231	237.072	April 2014	4.00%	10	1.53%	5.36%
July 30, 2024	633.653846	237.072	April 2014	4.00%	10	1.53%	5.36%
July 31, 2024	35.336538	237.072	April 2014	4.00%	10	1.53%	5.36%
July 31, 2024	210.576923	237.072	April 2014	4.00%	10	1.53%	5.36%
July 31, 2024	475.240385	237.072	April 2014	4.00%	10	1.53%	5.36%
July 31, 2024	480.769231	237.072	April 2014	4.00%	10	1.53%	5.36%
September 9, 2024	418.269231	238.343	June 2014	4.00%	10	1.30%	5.38%
November 5, 2024	62.500000	237.852	August 2014	4.00%	10	1.15%	5.35%
February 26, 2025	48.076923	236.151	November 2014	3.00%	10	1.25%	3.73%
March 19, 2025	48.076923	234.812	December 2014	3.00%	10	1.27%	3.69%

* If a given date appears in multiple rows under the heading “Inflation Coupon Date” in the table above, a separate amount will be calculated for each such row, and the aggregate amount for all such rows will be payable by us on such inflation coupon date. If any inflation coupon date is not a business day, then such inflation coupon date will be postponed to the next succeeding business day, unless the next succeeding business day falls in the next calendar month, in which case such inflation coupon date will be the immediately preceding business day. No additional interest will accrue as a result of any delayed payment. Each inflation coupon payment will be paid to persons who hold the notes at the close of business on the business day immediately preceding the relevant inflation coupon date.

** The leverage indicated for each inflation coupon date in the table above is indicative and is subject to change. The actual leverage for each inflation coupon date will be determined on the pricing date.

November 2017	PS-2

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

Hypothetical Examples

The hypothetical examples below illustrate how the amount of an inflation coupon payment (if any) will be calculated with respect to a hypothetical inflation coupon date. The examples below are based on the inflation coupon date scheduled to occur on May 14, 2019, and therefore are based on the following terms:

Leverage:	72.115385 (indicative)
Base CPI Level:	234.781
Strike inflation rate:	4%
Tenor:	5

The amount of the inflation coupon payment (if any) due on May 14, 2019 will be based on the CPI level for February 2019 (i.e., the month that is 3 months prior to the month in which the inflation coupon date occurs).

Example 1.

For purposes of this example, assume that the CPI level for February 2019 is 281.7372. The amount of the inflation coupon payment (if any) per $1,000 stated principal amount of notes would be calculated as follows:

Inflation coupon payment	= $1,000 × leverage × [(ending CPI level / base CPI level) - (1 + strike inflation rate)^tenor]

= $1,000 × 72.115385 × [(281.7372 / 234.781) - (1 + 4%)^5]

= $1,000 × 72.115385 × [1.2 - 1.216652902]

= $1,000 × 72.115385 × [1.2 - 1.216652902]

= -$1,200.93

In this example, because the calculated amount of the inflation coupon payment would be negative, the inflation coupon payment will be $0. No inflation coupon payment would be made because the annualized rate of inflation from the applicable base CPI level to the applicable ending CPI level does not exceed the applicable strike inflation rate.

Example 2.

For purposes of this example, assume that the CPI level for February 2019 is 286.43282. The amount of the inflation coupon payment (if any) per $1,000 stated principal amount of notes would be calculated as follows:

Inflation coupon payment	= $1,000 × leverage × [(ending CPI level / base CPI level) - (1 + strike inflation rate)^tenor]

= $1,000 × 72.115385 × [(286.43282 / 234.781) - (1 + 4%)^5]

= $1,000 × 72.115385 × [1.22 - 1.216652902]

= $1,000 × 72.115385 × [1.22 - 1.216652902]

= $241.38

In this example, the annualized rate of inflation from the applicable base CPI level to the applicable ending CPI level exceeds the applicable strike inflation rate. As a result, an inflation coupon payment would be made.

November 2017	PS-3

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

•	Unless the inflation rate rises significantly from its current level, the notes will not pay any coupon payments over their 30-year term. The notes do not offer regular payments of interest. Instead, on each inflation coupon date, we will pay an inflation coupon payment if, and only if, the annualized rate of inflation from the base CPI level for such inflation coupon date to the ending CPI level for such inflation coupon date exceeds the strike inflation rate for such inflation coupon date. The base CPI level for each inflation coupon date was the CPI level for a particular month in 2014. As of the date of this pricing supplement, the annualized inflation rate from each base CPI level to date has been significantly below the strike inflation rate applicable to each inflation coupon date, and unless the inflation rate rises significantly between the date of this pricing supplement and the month in which the applicable ending CPI level is determined, we will not make any inflation coupon payments over the 30-year term of the notes.

•	The notes do not offer the possibility for any payments between March 19, 2025 and the maturity date. The latest inflation coupon date is March 19, 2025. The notes do not mature until December 2047. As described in the previous risk factor, there is no assurance that we will make any payments on the notes over their entire 30-year term. The notes do not offer even the possibility of payments during the period of nearly 23 years preceding the maturity date. Regardless of whether we make any inflation coupon payment on the notes on any inflation coupon date, the value of the notes after March 19, 2025 is likely to be significantly less than their stated principal amount, as the notes will at that point have a nearly 23-year remaining term to maturity without any payments of interest.

•	You will be entitled to receive the full principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the stated principal amount. As discussed above, at any time after March 19, 2025, regardless of whether any inflation coupon payments have been made on any inflation coupon date, the value of the notes is likely to be significantly less than their stated principal amount. Even before March 19, 2025, if the inflation rate does not increase significantly from its current level after the date of this pricing supplement, the value of the notes is likely to be significantly less than their stated principal amount.

•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

•	The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

•	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (ii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

November 2017	PS-4

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

•	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CPI level and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

•	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the rate at which inflation coupons may be payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

•	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the CPI level and the volatility of the CPI level (prior to the final inflation coupon payment), interest and yield rates in the market generally, the time remaining to maturity of the notes and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the CPI level may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

•	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

•	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to inflation. You should not take our offering of the notes as an expression of our views about future CPI levels or as a recommendation to invest in any instrument linked to inflation, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

•	The CPI itself and the way the CPI is calculated may change in the future and could adversely affect the value of the notes. The CPI is calculated and published by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”). The BLS may change the method by which it calculates the CPI. Changes in the way the CPI is calculated could reduce the level of the CPI, which could reduce the likelihood that you will receive one or more inflation coupon payments over the term of the notes or the amount of any such coupon payment. Further, if the CPI is discontinued or substantially altered, the calculation agent may have the sole discretion to substitute a successor index that is comparable to the CPI, which may also adversely affect the amount of one or more inflation coupon payments to you and the value of your notes.

November 2017	PS-5

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

•	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, each ending CPI level and will calculate the related inflation coupon payment, if any. Any determination or calculation made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of an ending CPI level in the event of the unavailability of the CPI level, may adversely affect the amount of one or more inflation coupon payments to you.

November 2017	PS-6

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

General Information
Additional information:

The description of the notes in this pricing supplement supplements, and, to the extent inconsistent with, replaces the general terms of the notes set forth in the accompanying prospectus supplement and prospectus. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement.

The notes are senior unsecured debt securities issued by Citigroup Global Markets Holdings Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will constitute part of the senior debt of Citigroup Global Markets Holdings Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings Inc. The guarantee of payments due on the notes will constitute part of the senior indebtedness of Citigroup Inc. and will rank on an equal basis with all other unsecured debt of Citigroup Inc. other than subordinated debt.

Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.
United States federal income tax considerations:

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

•    a financial institution;

•    a “regulated investment company”;

•    a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•    a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;

•    a person holding a note as part of a “straddle” or conversion transaction or one who enters into a “constructive sale” or “wash sale” with respect to a note;

•    a person subject to the alternative minimum tax;

•    a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or

•    an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, it is more likely than not that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments.” However, alternative treatments of the notes are possible that, if applied, could affect the timing and/or character of income, gain or loss with respect to the notes. You should consult your tax adviser regarding the treatment of the notes, including the possibility that you could be required to recognize income at a different time in respect of the notes. Except where stated otherwise, the remaining discussion is based on the treatment of the notes as contingent payment debt instruments.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected

November 2017	PS-7

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

payments on the notes as determined under the projected payment schedule.

We will provide in the final pricing supplement either the comparable yield and projected payment schedule for the notes or information on how to obtain them.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter. However, upon a sale or exchange of the notes that occurs when there are no remaining contingent payments on the notes, any gain or loss will be treated as capital gain or loss.

Subject to the discussions in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement and assuming the treatment of the notes as contingent payment debt instruments is respected, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of notes, under current law you generally should not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As described above, the proper U.S. federal tax treatment of the notes is not entirely clear. Accordingly, notwithstanding our intended treatment of the notes as contingent payment debt instruments, persons having withholding responsibility in respect of the notes may withhold on the payment of the inflation coupon payments (if any) to Non-U.S. Holders, generally at a rate of 30% or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision. In the event withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price,” and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Global Markets Holdings Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry

November 2017	PS-8

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle two business days after the date on which the parties agree to the sale. Because the settlement date for the notes is more than two business days after the pricing date, investors who wish to sell the notes at any time prior to the second business day preceding the settlement date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisers in this regard.

It is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Events of default and acceleration:

In case an event of default (as described in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the principal amount of such note plus the aggregate amount of the inflation coupon payments that would be payable on such note if each coupon payment date fell on the date of such acceleration. If any portion of the amount payable on the notes upon acceleration is considered by a court to be unearned interest, the court could disallow recovery of any such portion.

In case of default under the notes, whether in the payment of an inflation coupon or any other payment due under the notes, no interest will accrue on such overdue payment either before or after the maturity date.

Calculation agent:	Citibank, N.A., an affiliate of Citigroup Global Markets Holdings Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

November 2017	PS-9

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

Determination of the Level of the Consumer Price Index

The term “CPI” refers to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page) or any successor index as described below. The U.S. Bureau of Labor Statistics (“BLS”), an agency within the United States Department of Labor, publishes CPI data monthly.

If the CPI for any relevant month is not published on Bloomberg page “CPURNSA” (or any successor page) by 3:00 p.m. New York City time on the fifth business day preceding the relevant inflation coupon date (the “determination date”), but has otherwise been reported by the BLS, then the calculation agent will determine the CPI level as reported by the BLS for such month using such other source as on its face, after consultation with Citigroup Global Markets Holdings Inc., appears to accurately set forth the CPI as reported by the BLS.

To determine each ending CPI level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant determination date, even if such level has been adjusted from a previously reported level for the relevant month. However, if an ending CPI level used by the calculation agent on any determination date is subsequently revised by the BLS, the inflation coupon payment determined on such determination date will not be revised.

If, while the notes are outstanding, the CPI is discontinued or is substantially altered, as determined in the sole discretion of the calculation agent, the level of the CPI will be determined by reference to (a) the substitute index chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of Part IV of 69 Federal Register, No. 144 (July 28, 2004), or (b) if no such index is chosen, the successor index chosen by the calculation agent, in its sole discretion, acting in good faith and using its reasonable judgment. If the calculation agent determines at that time, in its sole discretion, that there is no appropriate successor index, or that the level of the CPI is not available for any other reason, the calculation agent will determine the level of the CPI by a computation methodology that the calculation agent determines will replicate the CPI as closely as reasonably possible under the circumstances.

Upon any selection of a successor index by the calculation agent, the calculation agent will cause notice to be furnished to us and to the trustee, who will provide notice of such selection to the registered holders of the notes.

November 2017	PS-10

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

Description of the Consumer Price Index

Unless otherwise stated, we have derived all information regarding the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers provided in this pricing supplement, including its composition and method of calculation, from publicly available sources. Such information reflects the policies of, and is subject to change by, the BLS. The BLS is under no obligation to continue to produce, and may discontinue or suspend the production of, the CPI at any time. We have not independently verified the accuracy or completeness of any information relating to the CPI.

The BLS began calculating and publishing the CPI in January 1978 and publishes CPI data every month. The CPI level for any particular month is published during the following month. The CPI is a measure of the average change in the prices of consumer goods and services, representing the buying habits of the residents of urban or metropolitan areas in the United States.

The CPI market basket is created from detailed expenditure information provided by families and individuals on what they actually bought during certain periods of time. Approximately 7,000 families in the United States provided information on their expenditures in quarterly interviews. For information on frequently purchased items, such as food and personal care products, another 7,000 families kept diaries listing everything they purchased during a two-week period. The eight major groups of goods and services included in the CPI basket are food and beverages, housing, apparel, transportation, medical care, recreation, education and communication and other goods and services. The CPI excludes taxes that are not directly associated with the purchase of consumer goods and services, as well as investment items.

To assess market prices for the goods and services included in the CPI market basket, the BLS data collectors visit or call thousands of retail stores, service establishments, rental units and doctors’ offices to obtain price information on thousands of items each month. During each visit or call, the data collectors gather price information on a good or service that was specifically defined during an earlier visit. If that item is still available, the data collector records the price. If that item is no longer available or there have been changes to its quality or quantity since the last time prices were collected, the data collector selects a new item or records the quality change relating to the current item. The recorded price information is then sent to the BLS where commodity specialists, who have detailed knowledge of the particular goods or services priced, review the data for accuracy and consistency and seek, through complex adjustments based on statistical analysis, to prevent changes in the quality of items from affecting the CPI’s measurement of price change.

Price changes for the goods or services included in the CPI market basket are averaged together with weights that represent their importance in the spending of urban households in the United States. The BLS periodically updates the goods and services included in the CPI market basket, as well as the weights assigned to the various items, to account for changes in broader consumer spending patterns.

Any changes in the prices of the goods or services included in the CPI market basket is then compared to a reference base, which is the average index level (representing the average price level) for the 36-month period covering the years 1982, 1983 and 1984 and which is set at 100. A positive index level change of 1 signifies a 1% increase in prices since the reference period, while a negative index level change of 1 signifies a 1% decrease in prices since the reference period.

The notes are linked to the non-seasonally adjusted CPI. Consequently, there is no elimination of the effect of changes that tend to occur at the same time and with approximately the same magnitude each year (e.g., those changes relating to holidays or climate patterns).

November 2017	PS-11

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

Historical Information on the Consumer Price Index

The following table sets forth the published levels of the CPI as reported by the BLS for the period from January 2008 through October 2017. We obtained the information in the table below from the BLS, without independent verification. The historical levels of the CPI should not be taken as an indication of future levels, and no assurance can be given as to the level of the CPI for any relevant month.

	Historical Levels of the CPI
Month	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
January	211.080	211.143	216.687	220.223	226.665	230.280	233.916	233.707	236.916	242.839
February	211.693	212.193	216.741	221.309	227.663	232.166	234.781	234.722	237.111	243.603
March	213.528	212.709	217.631	223.467	229.392	232.773	236.293	236.119	238.132	243.801
April	214.823	213.240	218.009	224.906	230.085	232.531	237.072	236.599	239.261	244.524
May	216.632	213.856	218.178	225.964	229.815	232.945	237.900	237.805	240.229	244.733
June	218.815	215.693	217.965	225.722	229.478	233.504	238.343	238.638	241.018	244.955
July	219.964	215.351	218.011	225.922	229.104	233.596	238.250	238.654	240.628	244.786
August	219.086	215.834	218.312	226.545	230.379	233.877	237.852	238.316	240.849	245.519
September	218.783	215.969	218.439	226.889	231.407	234.149	238.031	237.945	241.428	246.819
October	216.573	216.177	218.711	226.421	231.317	233.546	237.433	237.838	241.729	246.663
November	212.425	216.330	218.803	226.230	230.221	233.069	236.151	237.336	241.353	N/A
December	210.228	215.949	219.179	225.672	229.601	233.049	234.812	236.525	241.432	N/A

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our and Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the pricing date.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

November 2017	PS-12

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities offered so as to enable an investor to decide to purchase or subscribe the securities.

Hong Kong Special Administrative Region

The contents of this pricing supplement and the accompanying prospectus supplement and prospectus have not been reviewed by any regulatory authority in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this pricing supplement and the accompanying prospectus supplement and prospectus, they should obtain independent professional advice.

The notes have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than

(i)	to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or

(ii)	to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Securities and Futures Ordinance”) and any rules made under that Ordinance; or

(iii)	in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

There is no advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits and are not covered by the Hong Kong Deposit Protection Scheme.

Singapore

This pricing supplement and the accompanying prospectus supplement and prospectus have not been registered as a prospectus with the Monetary Authority of Singapore, and the notes will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this pricing supplement or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person under Section 275(1) of the Securities and Futures Act or to any person pursuant to Section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. Where the notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor, securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall

November 2017	PS-13

Citigroup Global Markets Holdings Inc.
Inflation Linked Notes Due December-----, 2047

not be transferable for 6 months after that corporation or that trust has acquired the relevant securities pursuant to an offer under Section 275 of the Securities and Futures Act except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the Securities and Futures Act or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the Securities and Futures Act; or

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law; or

(iv)	pursuant to Section 276(7) of the Securities and Futures Act; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Any notes referred to herein may not be registered with any regulator, regulatory body or similar organization or institution in any jurisdiction.

The notes are Specified Investment Products (as defined in the Notice on Recommendations on Investment Products and Notice on the Sale of Investment Product issued by the Monetary Authority of Singapore on 28 July 2011) that is neither listed nor quoted on a securities market or a futures market.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits. These notes are not insured products subject to the provisions of the Deposit Insurance and Policy Owners’ Protection Schemes Act 2011 of Singapore and are not eligible for deposit insurance coverage under the Deposit Insurance Scheme.

© 2017 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

November 2017	PS-14